Legal Proceedings

On January 7, 2010, TCW commenced litigation against the Adviser in the Superior Court of the State of California, County of Los Angeles, Central District (the “Court”). The suit alleged that the Adviser and four employees of the Adviser who are former employees of TCW or its affiliates, including Jeffrey Gundlach (such four employees, the “Individuals”), misappropriated TCW’s confidential and proprietary information and trade secrets in founding and operating the Adviser and are using such information in competing for assets under management. The lawsuit also included claims against certain of the Individuals, but not the Adviser, for breach of fiduciary duty, breach of confidence, intentional interference with contractual relations, and civil conspiracy.

The Individuals (but not the Adviser) subsequently filed with the Court a cross-complaint against TCWfor claims in connection with TCW’s termination of their employment and failure to pay amounts due.

On February 9, 2011, TCW asserted claims against the Trust and a number of John Doe defendants, setting out allegations substantially similar to the allegations contained in the litigation against the Adviser and the Individuals, and included among other things claims that the Trust aided and abetted, and conspired with, the Adviser and the Individuals to misappropriate TCW’s trade secrets. The Court issued an order staying any further proceedings against the Trust until TCW’s claims against the Adviser and the Individuals have been resolved. TCW’s claims against the Trust seek a variety of remedies, including compensatory damages for lost profits; disgorgement of certain management fees and any carried interest obtained or retained by the Trust; punitive damages; and certain injunctive relief. The remedies sought by TCW, if granted, could have a material adverse effect on shareholder returns for the Funds.  There can be no assurance as to the outcome of any litigation.

On July 6, 2011, the Court issued summary adjudication in favor of the Adviser and the Individuals on the breach of confidence claim.

On September 16, 2011, a jury found for the Individuals in respect of their claim for unpaid wages and awarded damages to them under the California Labor Code. The jury found for TCW on the intentional interference with contractual relations and breach of fiduciary duty claims, but determined that TCW was not damaged on either claim. The jury found for TCW on the trade secret violation claim. Following hearings expected to be held in late 2011, the Court will rule on TCW’s claim of unfair competition. It will also determine the amounts of any reasonable royalties, if any, to be paid to TCW in respect of TCW’s trade secret violation claim. The Court also will be asked to award a penalty and attorney’s fees to the Individuals in respect of their claim for unpaid wages, as permitted by California law.

The trial is on-going, and no appeals have been filed in the case, although it is possible that some or all of the parties will appeal the decisions in the case.

The litigation should not impact the expenses of the Funds, as the Adviser has agreed to bear all legal fees and other related expenses of the Trust and the Trustees in connection with defending against the claim.

TCW raised a fund under the U.S. Treasury’s Legacy Securities Public Private Investment Program (the “PPIP”) in the fall of 2009 to be managed by Mr. Gundlach, as key person, and announced in January 2010, subsequent to the termination of Mr. Gundlach, that it had voluntarily withdrawn the fund from the PPIP and would conduct an orderly liquidation of the fund. The Adviser has advised the Trust that employees and former employees of the Adviser have been interviewed by representatives of the Special Inspector General of the Troubled Asset Relief Program, and by the office of the United States Attorney for the Southern District of New York, in connection with the PPIP and in connection with the same allegations of misappropriation of proprietary information made by TCW in its litigation against the Adviser. The Adviser understands that the inquiry stems at least in part from a federal grand jury inquiry. The Adviser has informed the Trust that it has cooperated with the inquiry and has voluntarily produced documents. The Trust and the Funds are not involved in any of these inquiries.

Litigation, and participation in any governmental inquiry or investigation, can be expensive and time consuming, and their results can be unpredictable.  There can be no assurances as to the outcome of these matters. The litigation and any governmental inquiry or investigation could consume a material amount of the Adviser’s resources thereby potentially impairing the Adviser’s ability to attract or retain talented personnel or otherwise effectively manage the Funds. In the event of an adverse outcome or if expenses of the litigation and related matters are greater than anticipated, the Adviser’s ability to manage the Funds may be materially impaired, and shareholders, or the viability of the Funds, could be adversely affected.